SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas.  The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
-	Press release dated November 30, 2007;
-	Joint press release dated December 7, 2007;
-	Press release dated December 12, 2007;
-	Press release dated December 12, 2007;
-	Analyst Presentation dated December 12, 2007 – Enel: a multinational, well diversified integrated energy Group.

Press release
ENEL AND EDF SIGN COOPERATION AGREEMENT
•	The Enel Group will take part with a stake of 12.5% in the first new-generation EPR nuclear plant, with an option for 5 following similar plants, thereby acquiring valuable know-how and the related virtual capacity: 600 MW from 2008, increasing to 1,200 MW in 2012.
•	Enel may also take part with a 30%-40% stake in EdF’s new combined-cycle power plants currently being built in France, representing a capacity of about 1,400 MW.
•	As part of the cooperation agreement, EdF would receive a corresponding stake in Enel’s similar new power plants in Europe and the Mediterranean basin.
Nice, November 30, 2007 – On the occasion of the Italian and French government summit, in the presence of French President Nicholas Sarkozy and Italian Prime Minister Romano Prodi, Pierre Gadonneix, Chairman and General Manager of EdF, and Fulvio Conti, CEO and General Manager of Enel, today signed a cooperation agreement.
The accord gives the Enel Group access to the first new-generation EPR (European Pressurized water Reactor) nuclear plant, with an option for the subsequent five plants in the programme, and new mid-merit generation capacity from gas-fired combined-cycle power plants in France. EdF will have the opportunity to take part in projects as well as draw energy generated by Enel’s new power plants with similar characteristics in Europe and the Mediterranean basin.
Fulvio Conti commented: “Today is an important date in strengthening cooperation between our two groups, that will contribute to the development of a more open, competitive European energy market. For Enel in particular, this means to gain access to the most advanced nuclear technology available today and to lay the foundations for establishing a significant presence in France”.
The agreement, in line with the provisions of the Memorandum of Understanding signed in May 2005, provides for Enel to take part – with a 12.5% stake – in construction and operation of the Flamanville EPR nuclear plant (expected to start operations in 2012 with a capacity of 1,600 MW, for an estimated overall investment of 3.6 billion euro), and also the option to take part with an identical 12.5% stake in the subsequent five EPR projects planned in France. This investment will enable Enel to acquire know-how and the right to use EPR technology by participating in the plant design and construction phases as well as the subsequent operational phase. A programme to train Enel personnel in current and EPR nuclear technology is also being established.

The agreement also gives Enel immediate access to virtual baseload capacity: as an advance on the EPR capacity generated by the Flamanville power plant, Enel will gain access to 600 MW commencing in 2008, with progressive increases up to a total of 1,200 MW in 2012. Starting in 2012, this virtual capacity will be progressively replaced by the capacity from EPR power plants as they gradually enter service. This power will mainly be sold by Enel to final customers in France.
Once the first EPR power plant is completed in France with the participation of Enel, the Italian group will provide EdF access to Enel’s nuclear capacity in Europe or, if not available, to capacity with similar characteristics.
EdF has furthermore agreed to grant Enel an option (exercisable by September 2008) to take part with a 30% to 40% stake (for a capacity of between 400 and 550 MW) in construction and operation of two new mid-merit power projects EdF is currently developing in France, for a total of about 1,400 MW, which are expected to become operational between 2010 and 2012.
From the moment the option is exercised, the agreement gives Enel access to virtual mid-merit capacity of the same volume it will receive once the power plants enter service.
Under the terms of the agreement, Enel will in turn grant EdF an option allowing the French company to gain access to analogous capacity in projects that Enel will pursue in Europe and the Mediterranean basin.

Joint press release
ENEL COMPLETES ACQUISITION OF 3 HYDRO PROJECTS IN MEXICO FOR A TOTAL CAPACITY OF 52 MW
•	Acquisition of Inelec with 52 MW of hydro capacity in Mexico for 156 million USD
•	Enel continues its growth in renewables in Latin America
Rome, December 7, 2007 – Enel Investment Holding B.V. (a wholly-owned Dutch subsidiary of Enel S.p.A) yesterday night completed the acquisition of 100% of Inelec share capital from SLAP II Luxembourg SARL (an entity managed by Conduit Capital Partners LLC, a private equity firm based in New York, and Grupo Qualita/Comexhidro) for a total consideration of USD 156 million (approximately 105 million euro). Inelec owns 3 hydro plants in Mexico with a total installed capacity of 52 MW.
The 3 projects are located in the Mexican States of Michoacan, Jalisco and Guerrero and are built downstream pre-existing irrigation dams, thus generating electricity with extremely low environmental impact. The plants began commercial operation between 2003 and 2007 and employ state of the art technology. Annual Ebitda generated by the plants will amount to approximately USD 20 million. Furthermore, USD 156 million represent the equity value, with an enterprise value of about USD 193 million.
With this agreement, Enel continues its global strategy of developing renewable energy sources, with a view to seizing new opportunities to reduce greenhouse gas emissions, especially in emerging countries, and steps into the promising Mexican electricity market.
Mexico has a total installed capacity of over 54,000 MW and will soon be interconnected to the Central America electricity market thus reinforcing Enel position as a key regional player. In addition the rapid growth in the generation demand of about 2,500 MW a year, makes this acquisition and interesting investment opportunity for the Enel Group.
The Enel Group is active in the Americas in the generation of electricity from renewable resources, and is seeking to seize the most promising opportunities in the sector, further expanding its presence in a continent with rapidly growing demand for energy. In Latin America the Enel Group is already present in Guatemala, El Salvador, Nicaragua, Costa Rica, Panama, Chile and Brazil and together with its affiliates has interests in projects with a total generation capacity of over 600 MW.
•	In Guatemala Enel Latin America has interests in four hydro plants, having about 75 MW of overall installed capacity.

•	In El Salvador and Nicaragua Enel Group, the strategic investor in LaGeo (which has about 200 MW of installed capacity), is active in geothermal resources development, a field in which Enel has unique experience at the world level.

•	In Costa Rica Enel Latin America has interests in two hydro plants (31 MW) and one wind facility (20 MW).

•	In Panama Enel Group owns a controlling stake in a generation company with 300 MW of hydro capacity, producing around 25% of the electricity of the country.

•	In Brazil Enel Latin America owns and operates 20 mini-hydro plants (92 MW) in the regions of São Paulo, Tocantins and Mato Grosso.

•	In Chile Enel Latin America owns and operates two hydro plants (90 MW) and is conducting explorations for the development of that country’s promising geothermal resources in partnership with Enap (Chile’s hydrocarbon agency).
About Conduit Capital Partners
Based in New York City, Conduit Capital Partners, LLC is a private investment firm focused exclusively on the independent electric power and pipeline industries in Latin America and the Caribbean through its management of the Latin Power Funds, founded in 1993. Latin Power I was the first private equity fund exclusively dedicated to infrastructure investments. The Funds have made investments in Mexico, Chile, Peru, Brazil, Argentina, Colombia, Jamaica, Honduras and Guatemala. Conduit is presently investing its $393 million Latin Power III fund.

Press release
THE ENEL BOND PUBLIC OFFERING ADDRESSED TO ITALIAN RETAIL INVESTORS HAS SUCCESFULLY CLOSED
•	After the success in 2005 of the bond issue reserved to Italian retail investors for 1 billion euro, Enel, this year, doubles its issuance with the public to 2.3 billion euro. Of these, over 1 billion are fixed rate bonds and approximately 1.3 billion floating rate ones.
•	Reduced to 19.5 billion euro the credit facility pursuant to the 35 billion euro Credit Agreement entered last April to finance the Endesa acquisition.
Rome, December 12, 2007 – The offering period for the fixed rate bonds (called “ENEL TF 2007-2015”) and the floating rate bonds (called “ENEL TV 2007-2015”), reserved to Italian retail investors, successfully closed on 7 December 2007, being high in demand with the public.
In order to face the high demand of the offered bonds (equal to approximately 1.050 billion euro for the fixed rate bonds and about 1.3 billion euro for the floating rate bonds), compared to the initial maximum aggregate amount of the offering (equal to 2 billion euro), Enel, in agreement with the lead managers (Banca IMI and UniCredit), has decided to increase the initial offer.
The total number of bonds that have been subscribed are: (i) as regards the fixed rate bonds, 1 million bonds, representing a total nominal value of 1 billion euro, allotted to 47,556 investors; (ii) as regards the floating rate bonds, 1,300,000 bonds, representing a nominal value of 1,300,000,000 euro, allotted to 47,119 investors.
Including the issue hereof, Enel will publish a notice to the public, within five working days from closure of the offering, in a financial-economic newspaper. The notice will contain all the information concerning: the nominal interest rate in relation to the fixed rate bonds, the spread in relation to the floating rate bonds, as well as the issue and the interest commencement date, the maturity date and the dates on which interest is due for each tranche of the bond.
Enel brings the counter-value of the bonds issued in the past 6 months to 10 billion euro. 9 billion euro have been used to re-finance the 35 billion euro credit facility pursuant the Credit Agreement entered last April, to finance the Endesa acquisition. More specifically, 2 out of the 2.3 billion euro gained from the retail bonds will be used to re-finance the 35 billion euro credit facility, which will therefore be reduced to 19.5 billions euro.

Press release
FULVIO CONTI PRESENTS ENDESA SYNERGIES TO THE FINANCIAL COMMUNITY
•	The Endesa Group emerges as having a balanced mix of fuels with a strong presence in fast growing markets
•	Synergies with Enel and Acciona are ultimately expected to generate savings for Endesa of more than 1 billion euros per year
London, December 12, 2007 – At a meeting with the financial community today, Fulvio Conti, CEO and General Manager of Enel, will present the expected impact of synergies with Enel and Acciona on Endesa’s financial results. Following is a summary of the key points of today’s presentation.
A primary factor that led Enel and its partner Acciona to acquire control of Endesa was the major contribution that the acquisition can make in boosting operating and financial performance. The acquisition is also expected to generate substantial synergies and savings, as well as an immediate increase in earnings per share.
The working group made up of Enel, Acciona and Endesa experts has identified synergies that can ultimately generate total savings for Endesa of about 1,028 million euros per year, of which 330 million euros would come from efficiency gains already envisaged in the current Endesa business plan, and total savings for Enel of about 100 million euros.
The remaining savings expected for Endesa would total 698 million euros per year, of which 680 million euros (more than 97%) are planned to be achieved by 2012. Of this total, 457 million euros would be attributable to cost synergies and the resulting impact on margins, and 223 million euros to investment optimisation.
More specifically, by 2012 annual savings are expected to total 150 million euros in the corporate, general services, information technology and R&D area, 97 million euros in the procurement sector (excluding fuel), 123 million euros in the generation sector (mainly thanks to plant efficiency gains and optimisation of the availability of nuclear facilities), 216 million euros in distribution operations (thanks to performance improvements and the installation of digital meters in the Iberian peninsula), and 94 million euros in the energy management area (as a result of optimisation of fuel soucing, and planning, logistics and portfolio management).
Analysis of additional efficiency initiatives in all of Endesa’s operations is still under way. The outcome of this analysis will be quantified in the new business plan, planned to be presented to the financial community in March 2008.

Enel: a multinational, well diversified integrated energy Group London December 12, 2007

Agenda The new Enel Update on new initiatives Update on Endesa Conclusions

New business mix1 - 2006 proforma ebitda Network Generation and Sales 2005 3597.05 3867.95 Business mix will remain substantially balanced between regulated and non regulated activities Network Generation and Sales 2005 1466.179272 2535.000473 Network Generation and Sales 2005 5063.229272 6402.950473 Network Generation & Sales Considering 67.05% stake of Endesa and 100% OGK-5; excluding contribution from Services and Other. The new Enel

Other renewables Coal Nuclear CCGT Hydro Oil & Gas New Enel fuel mix1 Based on FY06 production. Net of asset to be disposed to E.On, considering 67.05% stake of Endesa and considering the contribution of 100% stake of OGK-5. Enel estimates .....hydro, other renewables, nuclear... The new Enel

Agenda The new Enel Update on new initiatives Update on Endesa Conclusions

Further initiatives: France Agreement with EDF providing for Enel to take part in the Flamanville EPR nuclear plant and in the following five EPR projects expected in France with a 12.5% stake . Anticipated capacity growing by 600 MW in 2008 and up to a total of 1,200 MW in 2012. MOU for Enel to participate with a 30%-40% stake in two new mid merit CCGT projects being developed by Edf in France. Option granted by Enel to Edf to reciprocate with 200 MW capacity, plus further 200 MW for each of the other five nuclear plants, starting from 2012 onward. Similar agreement on mid merit capacity upon exercise of our option. Agreement fully based on the principle "at cost, at risk" Update on new initiatives

Further initiatives: Albania Signed MOU to build a "state of the art" coal power plant: 1,300MW Strategic Rationale: leverage on low cost output to be used in Italy Support domestic Albanian market with a more balanced production mix Export electricity into the Balkanian area Update on new initiatives

Creating a well balanced portfolio of generation assets to protect our position in the country Further initiatives: Romania Update on new initiatives BRAILA: 800 MW Coal Brownfield GALATI FREE TRADE ZONE: 800 MW Coal Greenfield CERNAVODA 3&4: investors selection for Greenfield nuclear units (2x720MW). BLUE LINE: acquisition of 100% with rights to develop approx 200 MW wind projects.

Agenda The new Enel Update on new initiatives Update on Endesa Conclusions

Strong contribution to operating and financial growth Business diversification and wider global footprint improves risks/return profile Creation of a global leader in renewable energies Strong potential for synergies, savings and cross-transfer of best practices EPS accretion from year one A story of value creation Transaction rationale Update on Endesa

Endesa platform Solid operating and financial performance from a diversified portfolio Efficiencies ahead of current Business Plan Iberia: Leadership in liberalized market Competitive fuel cost Growth in line with current Business Plan Latam Strong operating growth based on sound demand fundamentals Regulatory improvements Performance in line with current Business Plan Strong cash flow generation and financial capacity to accelerate growth Update on Endesa

Endesa: Leading position in high growth markets Spain Italia Francia Chile Colombia Peru Argentina Brazil Output 0.29 0.08 0.03 0.48 0.24 0.28 0.18 0.01 Sales 0.43 0.31 0.15 0.21 0.17 0.06 Update on Endesa 2006 Figures Market position #1 #1 #1 #1 #1 3.5% 6.3% 4.5% 6.4% 5.1% 5.0% Demand Growth 2006-12 (Cagr)

total savings Efficiencies already included in the strategic plan* Additional synergies/ efficiencies (2012)** at regime bianca 680 opex 223 223 223 capex 787 330 457 475 totale 1010 330 680 698 Opex & Margins Capex Synergies by category €mn Total savings Efficiencies already included in the strategic plan Additional synergies/ efficiencies 2012 further possible upside under investigation Synergies at regime 4% Savings 1 (1) Over 2006 total cost base, excluding Europe Update on Endesa

Corporate & other Procurement Generation Distribution Energy mgmt. Total 150 246 370 586 Corporate & other 54 0 0 0 0 54 NEEP 74 81 107 179 85 525 LatAm 22 16 16 37 9 101 Annual savings of €mn 680 by 2012 94 216 123 97 150 % cost base 2006 (1) It only refers to fuel procurement Update on Endesa 4% 6%1 3% 3% 2.5% 12% 680

Synergy levers EBITDA Synergies: 457 M€ Year 1: 29% Year 3: 81% Year 5: 100% Corporate, general services, IT, R&D Generation Distribution Fuel, Energy management CAPEX Synergies: 223 M€ Year 3: 64% Year 5: 100% 84 €mn 123 €mn 156 €mn 94 €mn IT, R&D Procurements Distribution 66 €mn 97 €mn 60 €mn Update on Endesa

Credit Facility Agreement Euro 35,000,000,000 1/2 10/04/2007 35.0 bn€ Credit Facility Agreement 20/06/2007 5.0 bn€ 30.0 bn€ Bond issuance (Euro/GBP) 24/09/2007 2.0 bn€ 28.0 bn€ Bond issuance (USD) 10/10/2007 5.0 bn€ 23.0 bn€ PTO results 28/11/2007 1.5 bn€ 21.5 bn€ Adjustment for PTO on minorities 17/12/2007 2.0 bn€ 19.5 bn€ Bond issuance (Euro - retail Italy) Date Reduction Amount Note Update on Endesa

Funding Cost for the Endesa acquisition: 5,20% Credit Facility Agreement Euro 35,000,000,000 2/2 10 €bn 15 €bn 10 €bn 35 €bn 278.6 €mn 11.4 €bn 7.8 €bn 19.5 €bn Facility A 1 year Facility B 3 year Facility C 5 year Total original amount residual amount Update on Endesa

Agenda The new Enel Update on new initiatives Update on Endesa Conclusions

Conclusions Upon OGK-5 completion we have achieved our major acquisition program Capital structure under review For both Enel and Endesa strong commitment to maintain "A" rating Growth will be driven by: Organic capex in countries where Enel is already present Leverage on the existing pipeline of renewables Ongoing efficiency programs New integrated business plan (Enel+Endesa) by 1Q2008

Disclaimer THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE DURING THIS ANALYST PRESENTATION THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ABOVE CONFERENCE CALL. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ABOVE CONFERENCE CALL MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESUTLS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURE.

Contact us Luca Torchia (Head of IR) Massimiliano Bevignani (Stock analysis and IR reporting) Donatella Izzo (Buy-side) Fausto Sblandi (Sell-side) Investor Relations Team (investor.relations@enel.it) Visit our website at: www.enel.it (Investor Relations) +39 06 83053437 +39 06 83057023 +39 06 83057449 +39 06 83052226

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

	By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni
Dated: December 12, 2007